EXHIBIT 99.1

Lifeway Foods® Announces Record Results for the Third Quarter Ended September 30, 2023

Net sales increase 7.2% year-over-year to $40.9 million; 16th consecutive quarter of year-over-year net sales growth

730 basis points of year-over-year gross profit margin expansion

Morton Grove, IL — November 13, 2023 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the third quarter ended September 30, 2023.

“I am excited to announce that our strong momentum continued in the third quarter as we once again set a Company record on the topline, and delivered robust, year-over-year gross profit margin expansion of 730 basis points,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “Net sales were up 7.2%, marking our 16th consecutive quarter of year-over-year growth, and continued to be driven by volume growth in our flagship Lifeway drinkable kefir. This growth is particularly impressive as we lapped an exceptional third quarter of 2022, illustrating both the loyalty of our customers, who have maintained their dedication to our premium, healthy offerings in light of inflation-justified price increases last year, as well as the success of our strategic investments in capturing incremental consumers seeking better-for-you offerings at a great value. Additionally, our proactive operating discipline and favorable milk pricing helped achieve vastly improved year-over-year profitability alongside the heightened sales, a testament to the execution by the whole Lifeway team. Looking ahead, we will continue to assess further distribution opportunities and pursue additional brand exposure for our core Lifeway kefir products and farmer cheese. This was an amazing start to the second half of 2023, and I want to thank the Lifeway team, our customers and retail partners for helping us deliver yet another quarter of record revenue.”

Third Quarter 2023 Results

Net sales were $40.9 million for the third quarter ended September 30, 2023, an increase of $2.8 million or 7.2% from the same period of 2022. The net sales increase was primarily driven by higher volumes of Lifeway branded drinkable kefir, and to a lesser extent the impact of price increases implemented during the fourth quarter of 2022.

Gross profit as a percentage of net sales was 27.2% for the third quarter ended September 30, 2023, compared to 19.9% in the same period of 2022. The 730 basis point increase versus the prior year was primarily due to the higher volumes of Lifeway branded products and the favorable impact of milk pricing, and to a lesser extent the price increases implemented during the fourth quarter of 2022 and decreased transportation costs.

Selling, general and administrative expenses as a percentage of net sales were 14.6% for the third quarter ended September 30, 2023, compared to 16.4% in the same period of 2022.

The Company reported net income of $3.4 million or $0.23 per basic and diluted common share for the third quarter ended September 30, 2023 compared to net income of $1.0 million or $0.06 per basic and diluted common share during the same period in 2022.

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the Company's subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2023 and December 31, 2022

(In thousands)

	September 30, 2023	December 31,
	(Unaudited)	2022
Current assets
Cash and cash equivalents	$12,632	$4,444
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,430 and $1,820 at September 30, 2023 and December 31, 2022 respectively	13,095	11,414
Inventories, net	9,321	9,631
Prepaid expenses and other current assets	1,621	1,445
Refundable income taxes	260	44
Total current assets	36,929	26,978

Property, plant and equipment, net	22,285	20,905
Operating lease right-of-use asset	203	174
Goodwill	11,704	11,704
Intangible assets, net	7,033	7,438
Other assets	1,900	1,800
Total assets	$80,054	$68,999

Current liabilities
Current portion of note payable	$1,250	$1,250
Accounts payable	9,102	7,979
Accrued expenses	5,555	3,813
Accrued income taxes	500	–
Total current liabilities	16,407	13,042
Line of credit	2,777	2,777
Note payable	1,731	2,477
Operating lease liabilities	130	104
Deferred income taxes, net	3,029	3,029
Total liabilities	24,074	21,429

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2023 and December 31, 2022	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,691 and 14,645 outstanding at September 30, 2023 and December 31, 2022, respectively	6,509	6,509
Paid-in capital	4,338	3,624
Treasury stock, at cost	(16,695)	(16,993)
Retained earnings	61,828	54,430
Total stockholders' equity	55,980	47,570

Total liabilities and stockholders' equity	$80,054	$68,999

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine months Ended September 30,
	2023	2022	2023	2022

Net sales	$40,896	$38,140	$118,030	$105,730

Cost of goods sold	29,099	29,962	85,428	85,032
Depreciation expense	654	590	1,953	1,833
Total cost of goods sold	29,753	30,552	87,381	86,865

Gross profit	11,143	7,588	30,649	18,865

Selling expenses	2,884	2,843	8,974	8,527
General and administrative	3,085	3,415	10,028	9,546
Amortization expense	135	135	405	405
Total operating expenses	6,104	6,393	19,407	18,478

Income from operations	5,039	1,195	11,242	387

Other income (expense):
Interest expense	(109)	(77)	(322)	(171)
Gain on sale of property and equipment	–	–	33	–
Other (expense) income, net	(1)	(5)	(1)	(10)
Total other income (expense)	(110)	(82)	(290)	(181)

Income before provision for income taxes	4,929	1,113	10,952	206

Provision (benefit) for income taxes	1,517	130	3,554	(2)

Net income	$3,412	$983	$7,398	$208

Earnings per common share:
Basic	$0.23	$0.06	$0.50	$0.01
Diluted	$0.23	$0.06	$0.49	$0.01

Weighted average common shares:
Basic	14,677	15,490	14,659	15,462
Diluted	15,101	15,848	15,063	15,759

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine months ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$7,398	$208
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,358	2,238
Stock-based compensation	1,078	755
Non-cash interest expense	5	5
Bad debt expense	2	–
Deferred revenue	–	(23)
Gain on sale of equipment	(33)	–
(Increase) decrease in operating assets:
Accounts receivable	(1,683)	(1,576)
Inventories	310	(907)
Refundable income taxes	(216)	(309)
Prepaid expenses and other current assets	(176)	(115)
Increase (decrease) in operating liabilities:
Accounts payable	928	3,085
Accrued expenses	1,673	1,003
Accrued income taxes	500	(725)
Net cash provided by operating activities	12,144	3,639

Cash flows from investing activities:
Purchases of property and equipment	(3,146)	(2,609)
Proceeds from sales of equipment	40	–
Acquisition, net of cash acquired	–	(580)
Purchase of investments	(100)	–
Net cash used in investing activities	(3,206)	(3,189)

Cash flows from financing activities:
Repayment of note payable	(750)	(750)
Net cash used in financing activities	(750)	(750)

Net increase (decrease) in cash and cash equivalents	8,188	(300)

Cash and cash equivalents at the beginning of the period	4,444	9,233

Cash and cash equivalents at the end of the period	$12,632	$8,933

Supplemental cash flow information:
Cash paid for income taxes, net	$3,270	$640
Cash paid for interest	$343	$158

Non-cash investing activities
Accrued purchase of property and equipment	$194	$250
Increase in right-of-use assets and operating lease obligations	$86	$19

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